UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 19, 2006**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Maryland Customer Electricity Cost Increase Deferral

As previously disclosed, the Maryland Public Service Commission ("MPSC") approved a settlement agreement on April 21, 2006, among Pepco Holdings, Inc.'s ("PHI") subsidiaries, Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company ("DPL"), the staff of the MPSC, and the Maryland Office of People's Counsel. The settlement agreement provides for a rate mitigation program for Pepco's and DPL's residential customers to address recent significant increases in electricity costs.

Through May 17, 2006, approximately 1% of Pepco's residential customers and less than 1% of DPL's customers have elected to participate in the deferral program.

Delaware Customer Electricity Cost Increase Deferral

As previously disclosed, the State of Delaware on April 6, 2006, enacted legislation that provides for a deferral of the impact of recent significant increases in electricity costs.

Through May 17, 2006, approximately 50% of DPL's residential customers in Delaware have opted out of the deferral program.

As DPL has continued to work through the details of implementing this program, it has determined that the aggregate amount of the deferred customer payments will be included in revenues and taxable income sooner than originally believed, and, accordingly, the deferral program will not result in a temporary tax timing benefit as previously disclosed.

Set forth below is a revised table showing the estimated maximum customer deferral balances and the estimated total interest expense, net of taxes, at various levels of assumed customer participation in the customer deferral program based on a projected interest cost of 5% accrued over the combined 37-month deferral and recovery period. This table revises the table set forth in PHI's Form 10-Q for the quarter ended March 31, 2006.

Customer Participation Rate	Estimated Maximum Customer Deferral Balance (millions)	Estimated Total Interest Expense, Net of Taxes (millions)
100%	$109	$6
75%	$82	$5
50%	$55	$3
25%	$27	$2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   May 19, 2006   /s/ JOSEPH M. RIGBY
                                 Name: Joseph M. Rigby
                                 Title: Senior Vice President and
                                            Chief Financial Officer